

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 8, 2008

Mr. William B. Larson
Sr. Vice President and Chief Financial Officer, Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

Re: **Commercial Metals Company**
Form 10-K for the fiscal year ended August 31, 2007
File No. 1-4304

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief